UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 20)

GRAHAM HOLDINGS COMPANY
(Name of Issuer)

Class B Common Stock $1.00 par value (Title of Class of Securities)	939640 10 8 (CUSIP Number)

Nicole M. Maddrey
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209
(703) 345-6300

with a copy to:

Eric L. Schiele
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Donald E. Graham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
435,664

	8	SHARED VOTING POWER
685,834

	9	SOLE DISPOSITIVE POWER
328,089

	10	SHARED DISPOSITIVE POWER
685,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,121,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.27%
Calculated based on 5,818,417 shares of Class B Common Stock outstanding (4,869,463 shares of Class B Common Stock reported by the Company as outstanding on May 11, 2015, plus 948,954 shares issuable upon conversion of Class A Common Stock beneficially owned by Mr. Graham, share for share, into Class B Common Stock )

14	TYPE OF REPORTING PERSON
IN

This Report relates to the Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), of Graham Holdings Company (formerly The Washington Post Company, the “Company”).  The Report on Schedule 13D filed by Donald E. Graham and Katharine Graham dated March 4, 1977 (the “Original Report”), as amended on February 14, 1983 (“Amendment No. 1”), March 5, 1985 (“Amendment No. 2”), April 16, 1986 (“Amendment No. 3”), January 28, 1987 (“Amendment No. 4”), October 19, 1994 (“Amendment No. 5”), January 27, 1998 (“Amendment No. 6”), March 8, 2001 (“Amendment No. 7”), August 30, 2001 (“Amendment No. 8”), September 21, 2001 (“Amendment No. 9”), September 12, 2002 (“Amendment No. 10”), October 26, 2007 (“Amendment No. 11”), March 5, 2009 (“Amendment No. 12”), August 25, 2010 (“Amendment No. 13”), June 15, 2011 (“Amendment No. 14”), July 26, 2013 (“Amendment No. 15”), July 2, 2014 (“Amendment No. 16”), March 2, 2015 (“Amendment No. 17”), June 12, 2015 (“Amendment No. 18”) and July 1, 2015 (“Amendment No. 19”), is hereby amended and supplemented as set forth below.  The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18 and Amendment No. 19 is hereinafter referred to as the “Schedule 13D”.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

The amendment to the Schedule 13D is as follows:

ITEM 2.	IDENTITY AND BACKGROUND

The description of the principal occupation of Mr. Graham set forth in Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

Mr. Graham’s present principal occupation is Chairman of the Board of Directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2015
	By:	/s/ Donald E. Graham
Name: Donald E. Graham